

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05003355

January 31, 2005

Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/31/2005

Re: Honeywell International Inc.
Incoming letter dated December 22, 2004

Dear Mr. Larkins:

This is in response to your letters dated December 22, 2004 and January 17, 2005 concerning the shareholder proposal submitted to Honeywell by John Chevedden. We also have received letters from the proponent dated December 30, 2004 and January 21, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Thomas F. Larkins
Vice President,
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245

973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

1934 Act, Section 14(a)
Rule 14a-8(i)(10)

December 22, 2004

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Honeywell International Inc.: Omission of Shareowner Proposal Submitted by Mr. John Chevedden

Ladies and Gentlemen:

We respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if Honeywell International Inc. ("Honeywell" or the "Company") omits from its 2005 proxy materials the shareowner proposal and supporting statement submitted by Mr. John Chevedden ("Chevedden") for inclusion in the Company's 2005 proxy materials. Such proposal and supporting statement are collectively referred to herein as the "Chevedden Proposal".

We have enclosed pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, which include a copy of the Chevedden Proposal as Exhibit A. We are sending a copy of this letter to Mr. Chevedden as formal notice of the Company's intention to exclude the Chevedden Proposal.

The resolution portion of the Proposal provides:

> RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement a bylaw requiring each director to be elected annually.
>
> I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be in a manner similar to the Safeway, Inc. (SWY) 2004 definitive proxy example.

The Company believes that the Proposal is excludable under Rule 14a-8(i)(10) because it has been substantially implemented and rendered moot.

The Chevedden Proposal requests that the Board take steps necessary to implement a bylaw requiring each director to be elected annually. Honeywell has substantially implemented the proposal by taking all the necessary steps to amend its Restated Certificate of Incorporation and Bylaws to provide for the annual election of all directors beginning -- if the proposal is approved at the Company's 2005 annual meeting-- with all directors at the Company's 2006 annual meeting.

On December 10, 2004, the Board passed a resolution calling for the amendment of the Company's Restated Certificate of Incorporation, which stated in relevant part that:

> The Directors . . . shall be elected by the holders of the then outstanding shares of capital stock of the corporation entitled to vote generally in the election of Directors . . . and shall hold office until the next annual meeting of stockholders and until their successors have been elected and qualified. Directors serving on [the date of filing of the certificate of amendment] shall hold office until the next succeeding annual meeting of stockholders and until their successors may have been elected and qualified, notwithstanding that such directors may have been elected for a term that extended beyond the date of such annual meeting of stockholders.

The Board also adopted a resolution calling for comparable amendments to the Company's By-laws and directed that such amendments to the Certificate of Incorporation and By-laws be considered at the next annual meeting of shareowners (which will be held on April 25, 2005). Thus, if the proposal to be submitted to shareowners by the Company is approved, all directors will stand for election at the Company's 2006 annual meeting irrespective of any continuing staggered terms. A complete set of the resolutions adopted by the Board is attached as Exhibit B. A copy of the press release issued by the Company on December 16, 2004 announcing that the Company would submit a proposal to shareowners to eliminate the classified Board structure is attached as Exhibit C.

By adopting these resolutions, and including a corresponding management proposal seeking shareowner approval in its 2005 proxy materials, the Company has completely implemented Mr. Chevedden's Proposal by taking all steps necessary to effect the elimination of the classified Board structure (indeed, while the Chevedden Proposal only seeks the amendment of the Company's By-laws, the Company's proposal will also seek amendments to the Certificate of Incorporation which are required to effect this change). The Staff has granted relief under 14a-8(i)(10) in circumstances that were not even as compelling as those presented here. For instance, in KeyCorp (March 13, 2002) the proposal requested that the company take the steps necessary to declassify the board, and the Staff concurred that it had been substantially implemented when the company indicated that it would present a management proposal to shareholders seeking their approval to declassify the board. The management proposal in KeyCorp would require the approval by the holders of 75% of the outstanding shares, and management recommended a vote against it. Here too, Honeywell has adopted a resolution to declassify its board which, under the Company's Certificate and Bylaws, will require approval of the holders of 80% of the outstanding shares. Unlike Keycorp, however, the Honeywell Board will recommend that Honeywell shareowners vote in favor of the proposal. Also unlike Keycorp, where pre-existing staggered terms would be respected if shareholders approved it, the Honeywell proposal would have the effect of requiring all directors to stand for election for one-year terms at the Company's 2006 annual meeting. Existing staggered terms would be abrogated. See also, e.g., SBC Communications Inc. (January 9, 2004) (binding shareholder proposal to declassify board was substantially implemented by the board's resolution to seek the requisite approval of 75% of the outstanding shares at the next annual meeting).

Based on the foregoing, we respectfully request the Staff's concurrence that it will not recommend enforcement action to the SEC if Honeywell omits the Proposal from its 2005 proxy materials under Rule 14a-8(i)(10).

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its timetable in preparing its proxy materials. If you have any questions or require additional information concerning this matter, please call me at (973) 455-5208. Thank you.

Very truly yours,



Thomas F. Larkins,
Vice President, Corporate Secretary and
Deputy General Counsel

Enclosures

cc: Mr. John Chevedden (w/ encl.)
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement a bylaw requiring each director to be elected annually.

I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be in a manner similar to the Safeway Inc. (SWY) 2004 definitive proxy example.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

72% Yes-Vote

We as shareholders voted in support of this topic based on yes and no votes cast:

Year	Rate of Support
1998	49%
1999	49%
2000	57%
2001	61%
2003	60%
2004	72%

Contrast this with Our 28%-Withheld Votes on Directors in 2004

Each of our following Directors, running unopposed, were arguably censured with more than 200 million withheld votes each in 2004 – or 28%-withheld:

Director	Withheld Votes
• James Howard	207,304,839
• Bruce Karatz	200,831,519
• Russell Palmer	204,615,954
• Ivan Seidenberg	201,155,238

Take on the Street

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.

"Take on the Street" by Arthur Levitt

Two "Problem Directors"

1. The Corporate Library, an independent investment research firm based in Portland, Maine designated Ivan Seidenberg a problem director because he was the chairperson of the committee responsible for director nominations at Viacom, which received a Board Composition grade of 'F'. And we are not allowed to vote on Mr. Seidenberg's fitness until 2007 – yet shareholders arguably censured him with a 28%-withhold vote in 2004.

2. Michael Wright was designated a problem director because he was the chairperson of the committee that set executive compensation at Wells Fargo & Company, which received a CEO

Compensation rating of 'F'. We are allowed to vote on Mr. Wright in 2005 if he stands for election.

28%-Witheld Vote for Audit Committee Director

Annual election of each director also enables shareholders to vote annually on each member of our key Audit Committee. This is particularly important after the $200 billion-plus total loss in combined market value at Enron, Tyco, WorldCom, Qwest and Global Crossing due in part to poor auditing. I believe our Audit committee is an issue because its 2004 Chairman, Russell Palmer, had 17-years Board tenure – independence concern. And we are not allowed to vote on Mr. Palmer until 2007 after we arguably censured him with a 28%-withhold vote in 2004.

Large investors are concerned about Boards that ignore majority shareholder votes. For example, a binding shareholder proposal was published in the 2004 Sears (S) proxy. This proposal called for the formation of a committee to communicate directly with the Sears Board if the Board ignores certain majority shareholder votes.

Elect Each Director Annually
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

Exhibit B

Resolutions Adopted by the
Board of Directors of
Honeywell International Inc.
on December 10, 2004

AMENDMENT OF RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS TO DECLASSIFY THE BOARD OF DIRECTORS

After full discussion and upon the recommendation of the Corporate Governance and Responsibility Committee, on motion duly made and seconded, it was unanimously

RESOLVED: That the Board of Directors declares it advisable that:

(i) the first paragraph of Article SEVENTH of the Corporation's Restated Certificate of Incorporation be amended and restated to read in its entirety as follows:

> "SEVENTH: Except as otherwise provided pursuant to the provisions of this Certificate of Incorporation relating to the rights of certain holders of Preferred Stock to elect additional Directors under specified circumstances, the number of Directors of the corporation shall be determined from time to time in the manner described in the By-laws. The Directors, other than those who may be elected by the holders of Preferred Stock pursuant to this Certificate of Incorporation, shall be elected by the holders of the then outstanding shares of capital stock of the corporation entitled to vote generally in the election of Directors (the "Voting Stock"), voting together as a single class, and shall hold office until the next annual meeting of stockholders and until their successors have been elected and qualified. Directors serving on *[insert date of filing of certificate of amendment]* shall hold office until the next succeeding annual meeting of stockholders and until their successors shall have been elected and qualified, notwithstanding that such directors may have been elected for a term that extended beyond the date of such annual meeting of stockholders. No Director need be a stockholder."; and

(ii) the third paragraph of Article SEVENTH of the Corporation's Restated Certificate of Incorporation be amended and restated to read in its entirety as follows:

> "Subject to the rights of certain holders of Preferred Stock to elect directors under circumstances specified in this Certificate of Incorporation, any Director may be removed from office, with or

without cause, by the affirmative vote of the holders of at least 80% of the Voting Stock, voting together as a single class."

; provided, however, that if the Corporation's proposal to amend the Restated Certificate of Incorporation to eliminate the supermajority voting provisions contained therein is approved at the 2005 Annual Meeting of Shareowners, the reference in this paragraph to "at least 80%" shall be changed to "a majority".;

and directs that the foregoing amendments be considered at the next annual meeting of shareowners of the Corporation.

RESOLVED: That the Board of Directors declares it advisable that:

(i) the second sentence of Section 2 of Article III of the Corporation's By-laws be amended and restated to read in its entirety as follows:

"The directors, other than those who may be elected by the holders of the Preferred Stock of the Corporation pursuant to the Certificate of Incorporation, shall hold office until the next annual meeting of Stockholders and until their successors shall have been elected or qualified.";

(ii) the third sentence of Section 2 of Article III of the Corporation's By-laws be deleted in its entirety;

(iii) the fifth sentence of Section 2 of Article III of the Corporation's By-laws be amended and restated to read in its entirety as follows:

"Any director elected in accordance with the preceding sentence shall hold office until the next annual meeting of Stockholders and until such director's successor shall have been elected and qualified."; and

(iv) Section 10 of Article III of the Corporation's By-laws be amended and restated to read in its entirety as follows:

"SECTION 10. **Removal of Directors**. Subject to the rights of the holders of Preferred Stock, any director may be removed from office, with or without cause, by the affirmative vote of the holders of at least 80% of the voting power of all shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class."

; provided, however, that if the Corporation's proposal to amend the By-laws to eliminate the supermajority voting provisions contained therein is approved at the 2005 Annual Meeting of Shareowners, the reference in this section to "at least 80%" shall be changed to "a majority";

and directs that the foregoing amendments be considered at the next annual meeting of shareowners of the Corporation.

RESOLVED: That, if the proposed amendments to the Corporation's Restated Certificate of Incorporation set forth above are approved by the shareowners, the proper officers of the Corporation are authorized to execute and acknowledge and to cause to be filed and recorded (i) a Certificate of Amendment of the Restated Certificate of Incorporation containing such amendments and (ii) a Restated Certificate of Incorporation which restates the certificate of incorporation as amended, which Restated Certificate of Incorporation is hereby adopted.

RESOLVED: That the proper officers of the Corporation are authorized to take all such further actions, to prepare, execute and deliver all such other instruments and documents, in the name and on behalf of the Corporation and under its corporate seal or otherwise, including any filings which may be required by any jurisdiction in which the Corporation is qualified to do business, and to pay all such expenses, as in their judgment shall be necessary or advisable in order to carry out the intent and to accomplish the purposes of the foregoing resolutions.

Honeywell

News Release

Contact:
Media
Robert C. Ferris
973-455-3388
rob.ferris@honeywell.com

Investors
Nicholas Noviello
973-455-2222
nicholas.noviello@honeywell.com

HONEYWELL BOARD OF DIRECTORS PROPOSES ANNUAL ELECTION OF DIRECTORS AND ELIMINATION OF SUPERMAJORITY VOTING PROVISIONS

MORRIS TOWNSHIP, N.J., December 16, 2004 -- Honeywell (**NYSE: HON**) today announced that its Board of Directors voted to submit proposals to shareowners that would eliminate the company's classified Board structure and the supermajority voting provisions in the company's Certificate of Incorporation and By-laws.

Honeywell Chairman and CEO Dave Cote said, "Following a thorough review, the Board of Directors and its Corporate Governance and Responsibility Committee have determined that it is appropriate to recommend the annual election of Directors and the elimination of supermajority voting provisions."

Under the current classified Board structure, the Board is divided into three classes. Directors of each class are elected to a three-year term, with approximately a third of the Board standing for election each year. If shareowners approve the proposal to eliminate the classified Board structure at the 2005 Annual Meeting of Shareholders, the entire Board will stand for election each year, commencing at the 2006 Annual Meeting.

The company's current supermajority voting provisions call for the affirmative vote of at least 80 percent of the outstanding shares of the company's common stock with respect to the elimination of the classified board structure and the amendment of a limited number of other provisions of the Certificate of Incorporation and By-laws. If the proposal is adopted, the shareholder approval threshold for amendments to these provisions would be reduced to a majority of the outstanding shares of the company's common stock.

These proposals will be considered at the 2005 Annual Meeting of Shareholders to be held April 25, 2005. Each of these proposals will require at least an 80 percent vote of

- MORE -

the outstanding shares of the company's common stock in order to be approved. A full description of each of these proposals will be contained in the company's proxy statement, which will be available on or about March 14, 2005.

Honeywell International is a $25 billion diversified technology and manufacturing leader, serving customers worldwide with aerospace products and services; control technologies for buildings, homes and industry; automotive products; turbochargers; and specialty materials. Based in Morris Township, N.J., Honeywell's shares are traded on the New York, London, Chicago and Pacific Stock Exchanges. It is one of the 30 stocks that make up the Dow Jones Industrial Average and is also a component of the Standard & Poor's 500 Index. For additional information, please visit www.honeywell.com.

# # #

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Honeywell International (HON)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: John Chevedden

Ladies and Gentlemen:

This rule 14a-8 proposal reads:
"RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement a bylaw requiring each director to be elected annually.

"I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be in a manner similar to the Safeway Inc. (SWY) 2004 definitive proxy example."

The company wants future no action credit now for a future action which may fail to result in adoption of the shareholder proposal. The company does not claim that it can guarantee that it will obtain the overwhelming 80% approval of all shares outstanding required.

The company does not even forecast that the odds are at least 50-50 in obtaining the 80% approval. The company offers no assurance that it will solicit shareholders – almost an absolute necessity to obtain an overwhelming 80% approval of shares outstanding. The company offers no assurance that if the 2005 proposal fails that the company will try again in 2006.

Without any forecast whatsoever of the prospect of obtaining the overwhelming 80% vote of all outstanding shares, the company incongruously states, "The Company has completely implemented Mr. Chevedden's Proposal ..." Under the circumstances this is an irresponsible statement.

In Alaska Air (March 8, 2002) the Staff did not concur with the Alaska Air rule 14a-8(i)(10) claim of substantially implemented. Alaska Air's failed argument stated that it took the "steps necessary" in its failed attempt to obtain approval of "80% of the outstanding shares" for a company-sponsored proposal. The company proposal followed a majority vote on a shareholder proposal on the same topic.

Alaska Air said, "Certainly the Board cannot, nor should it, be expected to guarantee the outcome of a particular vote." Alaska Air claimed it should get implementation credit for failure to implement due to its "good faith effort." The March 8, 2002 Staff letter stated, "We are unable to concur in your view that Alaska Air may exclude the proposal under rule 14a-8(i)(10)."

Due to the high probability of company failure in obtaining the overwhelming 80% vote required, the company is far from implementation of this proposal topic.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,



John Chevedden

cc: Thomas Larkins

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement a bylaw requiring each director to be elected annually.

I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be in a manner similar to the Safeway Inc. (SWY) 2004 definitive proxy example.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

72% Yes-Vote

We as shareholders voted in support of this topic based on yes and no votes cast:

Year	Rate of Support
1998	49%
1999	49%
2000	57%
2001	61%
2003	60%
2004	72%

Contrast this with Our 28%-Withheld Votes on Directors in 2004

Each of our following Directors, running unopposed, were arguably censured with more than 200 million withheld votes each in 2004 – or 28%-withheld:

Director	Withheld Votes
• James Howard	207,304,839
• Bruce Karatz	200,831,519
• Russell Palmer	204,615,954
• Ivan Seidenberg	201,155,238

Take on the Street

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.

"Take on the Street" by Arthur Levitt

Two "Problem Directors"

1. The Corporate Library, an independent investment research firm based in Portland, Maine designated Ivan Seidenberg a problem director because he was the chairperson of the committee responsible for director nominations at Viacom, which received a Board Composition grade of 'F'. And we are not allowed to vote on Mr. Seidenberg's fitness until 2007 – yet shareholders arguably censured him with a 28%-withhold vote in 2004.

2. Michael Wright was designated a problem director because he was the chairperson of the committee that set executive compensation at Wells Fargo & Company, which received a CEO

Compensation rating of 'F'. We are allowed to vote on Mr. Wright in 2005 if he stands for election.

28%-Witheld Vote for Audit Committee Director

Annual election of each director also enables shareholders to vote annually on each member of our key Audit Committee. This is particularly important after the $200 billion-plus total loss in combined market value at Enron, Tyco, WorldCom, Qwest and Global Crossing due in part to poor auditing. I believe our Audit committee is an issue because its 2004 Chairman, Russell Palmer, had 17-years Board tenure – independence concern. And we are not allowed to vote on Mr. Palmer until 2007 after we arguably censured him with a 28%-withhold vote in 2004.

Large investors are concerned about Boards that ignore majority shareholder votes. For example, a binding shareholder proposal was published in the 2004 Sears (S) proxy. This proposal called for the formation of a committee to communicate directly with the Sears Board if the Board ignores certain majority shareholder votes.

Elect Each Director Annually
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

Thomas F. Larkins
Vice President,
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245

973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

January 17, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Honeywell International Inc.: Supplemental Response Re: Omission of Shareowner Proposal Submitted by Mr. John Chevedden

Ladies and Gentlemen:

We submit this letter in response to correspondence we received from the proponent on January 11, 2005, and which is dated December 30, 2004.

By way of background, on December 22, 2004, we submitted a request that the Staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if Honeywell International Inc. ("Honeywell," or the "Company") omits from its 2005 proxy materials the shareowner proposal and supporting statement submitted by Mr. John Chevedden for inclusion in the Company's 2005 proxy materials (the "Proposal"). The Proposal requests that "our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement a bylaw requiring each director to be elected annually." In our initial request, we explained the basis for our opinion that the Proposal is excludable under Rule 14a-8(i)(10) because it has been substantially implemented and rendered moot.

With regard to Mr. Chevedden's response dated December 30, 2004, we wish to respond to his erroneous argument that the Company has not substantially implemented the Proposal because it has not yet received shareowner approval. The Proposal is very clear that the Board need take the steps necessary to implement the proposal, which in our view it has done by doing all that is in its power to do -- by including and recommending approval of a management proposal in its 2005 proxy materials seeking shareowner approval to declassify the Board. As noted in our initial no-action letter request, the Staff has consistently granted no-action relief under these circumstances. Indeed, as described in our initial request, in KeyCorp (March 13, 2002), the Staff concurred that the proposal had been substantially implemented even though management in that case did not recommend the proposal's adoption.

Mr. Chevedden in his supplemental response cites Alaska Air Group (March 8, 2002), but that letter is not analogous to our situation. In that case, the company had presented the proposal to shareowners in 2001, but the proposal failed to obtain the necessary support for approval. The company did not plan to re-submit the proposal in its 2002 proxy materials, which were the materials in question, and argued that it should be able to exclude a shareowner proposal on this topic from its 2002 proxy materials on the grounds that it had substantially implemented the proposal by unsuccessfully submitting it to shareowners in 2001. The Staff evidently interpreted the shareowner proposal to request that the company try again. Here, by contrast, we will submit (and the Board will recommend approval of) a management proposal in our 2005 proxy materials seeking shareowner approval to declassify our Board, which is exactly the action sought by Mr. Chevedden's Proposal.

Based on the foregoing, we respectfully reiterate our request for the Staff's concurrence that it will not recommend enforcement action to the SEC if Honeywell omits the Proposal from its 2005 proxy materials under Rule 14a-8(i)(10).

Very truly yours,



Thomas F. Larkins,
Vice President, Corporate Secretary and
Deputy General Counsel

cc: Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 21, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Honeywell International (HON)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: John Chevedden

Ladies and Gentlemen:

This is additional support for inclusion of this rule 14a-8 proposal.

Scuttle an Issue

This company response could be another version of "scuttle the issue" responses to shareholder proposals. One version of the guise of "scuttle the issue" is companies putting shareholder proposal topics on their ballots with enormous voting percentages required for adoption. For instance up to 80% of shares outstanding – in order to scuttle the issue. This is under the guise of "substantially implemented."

Beth Young, co-author of the *Shareholder Proposal Handbook*, 2001, said some companies set a high bar on shareholder votes in order to scuttle an issue. "They want to have their cake and eat it too," Young said. "They can say, 'We were responsible to shareholder sentiment, but they couldn't get the vote required.' " Young is currently Senior Research Associate at The Corporate Library and authors TCL research reports in several disciplines, including takeover defenses.

Reference: Puget Sound Business Journal, March 19, 2004
http://seattle.bizjournals.com/seattle/stories/2004/03/22/story6.html?t=printable

It is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: Thomas Larkins

PUGET SOUND Business Journal
Business Leaders Get It.

EXCLUSIVE REPORTS

From the March 19, 2004 print edition

Weyerhaeuser puts plan to a vote

Eric Engleman
Staff Writer

In a bow to investor pressure, Weyerhaeuser Co. is giving shareholders a chance to amend the company's charter to make board members stand for election each year, instead of every three years.

But the company set a high threshold for passing the amendment, making the prospects for approval unclear.

In a proxy statement recently filed with the Securities and Exchange Commission, the Federal Way-based forest-products company said it would put the issue of annual elections to a shareholder vote at its annual meeting on April 13.

Institutional investors have long demanded annual elections at Weyerhaeuser to make directors more accountable.

At the company's annual meeting last year, shareholders passed a nonbinding proposal in favor of the change, with 64 percent of the votes cast favoring the change.

Weyerhaeuser management has consistently opposed the idea, arguing that the current system of staggered, three-year terms preserves leadership continuity and provides a measure of protection against hostile takeover attempts.

"We think it helps us plan more effectively over the long term and provides greater assurance that you have some directors at any given time who understand the business," said company spokesman Frank Mendizabal.

Weyerhaeuser set a high threshold for approving the annual-election amendment. Shareholders representing at least 66 percent of the company's outstanding shares must vote in favor of the measure for it to pass, Mendizabal said.

Outstanding shares represent the entire spectrum of shareholders in the company, not just the shareholders who vote at annual meetings.

Beth Young, a senior research associate at the New York-based Council of Institutional Investors, said some companies set a high bar on shareholder votes in order to scuttle an issue.

"They want to have their cake and eat it too," Young said. "They can say, 'We were responsible to shareholder sentiment, but they couldn't get the vote required.' "

Campaigns to destagger, or "declassify," boards have gained momentum in recent years as shareholders take a closer interest in corporate governance. Large institutional investors like pension funds and mutual funds have frequently backed measures to reduce executive entrenchment.

Reach Eric Engleman at 206-447-8505 ext. 117 or eengleman@bizjournals.com.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Honeywell International Inc.
Incoming letter dated December 22, 2004

The proposal requests that the board take the necessary steps, in the most expeditious manner possible, to adopt and implement the annual election of each director.

There appears to be some basis for your view that Honeywell may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Honeywell must receive shareholder approval in order to provide for the annual election of directors and that shareholders will be provided the opportunity to give that approval at Honeywell's 2005 annual meeting. Accordingly, we will not recommend enforcement action to the Commission if Honeywell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Sukjoon Richard Lee
Attorney-Adviser